Exhibit (a)(5)


                         [Cirrus Logic, Inc. Letterhead]

                                                               November 20, 2002

Dear Employee:

     Cirrus Logic, Inc. considers stock options to be an important component of employee compensation. However, many of Cirrus Logic's outstanding options granted under the Cirrus Logic, Inc. 1996 Stock Plan, the ShareWave, Inc. 1996 Flexible Stock Incentive Plan, the Stream Machine 2001 Stock Plan and the Cirrus Logic, Inc. 2002 Stock Option Plan have exercise prices that are significantly higher than the current market price of our common stock. These options have little or no current value as an incentive to retain and motivate employees. Accordingly, Cirrus Logic will offer employees the opportunity to exchange their outstanding options granted under the Cirrus Logic, Inc. 1996 Stock Plan, the ShareWave, Inc. 1996 Flexible Stock Incentive Plan, the Stream Machine 2001 Stock Plan and the Cirrus Logic, Inc. 2002 Stock Option Plan for new options to purchase shares of our common stock. By making the offer to exchange, Cirrus Logic intends to provide you with the benefit of holding options that over time may have a greater potential to increase in value, and thereby create better incentives for you to remain with us and contribute to the attainment of our business and financial objectives.

     If you elect to participate in the offer, you must tender all of your outstanding options. If you choose to tender one or more of your outstanding options, but not all of them, you will automatically be deemed not to have tendered any of your outstanding options and your tender will rejected unless you cure your tender prior to the expiration date of the offer. Alternatively, you have the right to choose not to tender any of your outstanding options.

     The number of shares of our common stock subject to each new option we grant pursuant to the offer will be the number of shares of our common stock subject to each outstanding option multiplied by three-fourths (0.75), subject to adjustment for any stock split, combination or similar event occurring prior to the grant date of the new options. We will grant the new options on or promptly after the first trading day that is at least six months and one day after the date we accept and cancel your tendered options, but no later than July 23, 2003. If we accept and cancel your tendered options on December 20, 2002, which is the scheduled expiration date of the offer, the grant date of the new options will be on or promptly after June 23, 2003.

     Please note that according to the terms of the offer described in the enclosed Offer to Exchange and the accompanying Letter of Transmittal, in order to receive new options, you must remain an employee of Cirrus Logic or one of its subsidiaries from the date you tender your outstanding options through the date your new options are granted. If you do not remain an
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employee for the required period or you receive a notice of termination, you will not receive any new options and you will not receive any consideration for your tendered options.

     Cirrus Logic's Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your outstanding options in the offer. You must make your own decision whether to tender your outstanding options taking into account your own personal circumstances and preferences. You should consult your own financial, legal, tax and other advisors in considering whether to participate in the offer.

     Cirrus Logic's offer is being made under the terms and subject to the conditions described in the enclosed Offer to Exchange and related Letter of Transmittal. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender your outstanding options. The documents that we have included along with this letter are:

o the Offer to Exchange, which describes and sets forth the terms of the offer;
o a Letter of Transmittal, which you must properly complete and return by facsimile to E*TRADE Business Solutions Group, Inc. ("E*TRADE") (according to the instructions contained in the Letter of Transmittal) by the expiration date if you intend on participating in the offer;
o a Notice of Withdrawal, which you must properly complete and return by facsimile to E*TRADE (according to the instructions contained in the Notice to Withdrawal) by the expiration date if, after you have submitted a Letter of Transmittal, you wish to withdraw your options; and
o a Decline Letter, which we ask that you properly complete and return by facsimile to E*TRADE indicating your intent not to participate in the offer. Even if you complete and return the Decline Letter, you may subsequently elect to participate in the offer at any time prior to the expiration of the offer by faxing to E*TRADE a properly completed Letter of Transmittal.

     A tender of options involves risks which are discussed in the Offer to Exchange.

     To tender your outstanding options, you will be required to properly complete and return by facsimile to E*TRADE the Letter of Transmittal at any time prior to 12:00 midnight, Pacific time, on December 20, 2002. Letters of Transmittal received by E*TRADE after 12:00 midnight, Pacific time, on December 20, 2002, will not be accepted unless we extend the offer.

     If you have any questions about the offer, please call Bonnie Niemtschk at
(512) 851-4539 or Rosalind Chavoya at (512) 851-4371.

     We thank you for your continued commitment to the success of Cirrus Logic.

                                       Sincerely,

                                      -2-

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                                       Steven D. Overly
                                       Senior Vice President, Chief Financial
                                       Officer, General Counsel and Secretary

Enclosures

                                      -3-